

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 17, 2008

Via U.S. Mail and Facsimile

John A. Ruddy
Interim Chief Executive Officer
Maverick Oil and Gas, Inc.
16415 Addison Road
Suite 850
Addison, Texas 75001

> **Re: Maverick Oil and Gas, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 29, 2008**
> **File No. 0-50428**

Dear Mr. Ruddy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to disclosure at page one of the information statement in which you state that the Company received written consents in lieu of a meeting of stockholders from the holders of 50.2% of the outstanding shares of capital stock of the Company approving a reduction in the number of issued and outstanding shares of the Company's Common Stock on a 1 for 50 basis. It appears from your disclosure elsewhere in the filing that officers, directors and greater than 5% owners did not account for greater than 50% of the holders who approved the reverse stock split. We direct you to Rule 14a-2 of Regulation 14A and the definition of "solicitation." Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A, including how you obtained the consents from your shareholders. We may have further comment.

The Reverse Split, page 4

2. Please disclose the number of shares that will available for issuance as a result of the reverse stock split.

3. We note your disclosure that the principal purpose of the reverse split is to provide flexibility in order to complete a business combination and/or financing contemplated by your business plan.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Steve Cohen (215.299.2150)
        Sean Donahue